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Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabular dollars in millions, except ratios)

	Six Months Ended June 30,		Twelve Months Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Earnings (loss) before income taxes	$1,045.7	$1,061.8	$2,133.0	$2,132.7	$(7,564.4)	$(15,850.2)	$1,788.2
Add:
Distributions from investee companies	5.8	5.0	7.7	8.9	9.5	12.6	1.7
Interest expense, net of capitalized interest	272.7	284.7	570.1	564.5	719.6	693.7	715.0
1/3 of rental expense	98.8	91.5	193.4	160.9	137.2	123.8	95.1

Total Earnings (loss)	$1,423.0	$1,443.0	$2,904.2	$2,867.0	$(6,698.1)	$(15,020.1)	$2,600.0

Fixed charges:
Interest expense, net of capitalized interest	$272.7	$284.7	$570.1	$564.5	$719.6	$693.7	$715.0
1/3 of rental expense	98.8	91.5	193.4	160.9	137.2	123.8	95.1

Total fixed charges
requirements	$371.5	$376.2	$763.5	$725.4	$856.8	$817.5	$810.1

Ratio of earnings to fixed charges	3.8x	3.8x	3.8x	4.0x	Note a	Note a	3.2x

  Note:

  (a) Earnings are inadequate to cover fixed charges by $7.55 billion in 2005 and $15.84 billion in 2004 due to the non-cash impairment charges of $9.48 billion in 2005 and $18.0 billion in 2004.

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  Exhibit 12
CBS CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS (Tabular dollars in millions, except ratios)